                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


  For the month of March 2004                  Commission File Number: 1-14242



                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F______   Form 40-F___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes______         No___X___

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EXHIBIT INDEX





Exhibit                    Description of Exhibit                                 Page
-------                    ----------------------                                 ----
1                          Letter to Shareholders                                  1
2                          Press Release                                           2

                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




ROYAL GROUP TECHNOLOGIES LIMITED




                              By: /s/ Scott Bates
                                  ---------------------------------------
                                  Name:  Scott Bates
                                  Title: General Counsel and Corporate Secretary


Date: March 2, 2004